Exhibit 21.1

Subsidiaries of Dot VN, Inc.
a Delaware corporation
as of April 30, 2008

The following subsidiaries are wholly owned by the Company:

Hi-Tek Multimedia, Inc., a California corporation
d.b.a.       Hi-Tek